Aurora Cannabis to Acquire South American Market Leader ICC Labs

Transaction Establishes Strong Foundation for Aurora's South American Growth Strategy in
Medical, Adult Consumer Use and CBD Wellness Markets

TSX: ACB TSX-V: ICC

EDMONTON and VANCOUVER, Sept. 10, 2018 /CNW/ - Aurora Cannabis Inc. (Aurora or the Company) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and ICC Labs Inc. (TSX-V: ICC) (ICC) announced today that the companies have entered into a definitive arrangement agreement pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC (the ICC Shares) for $1.95 per share (payable in common shares of Aurora (the Aurora Shares) (the Share Consideration), reflecting an aggregate purchase price of approximately $290 million (the Transaction). The Transaction has been unanimously approved by the Board of Directors of each ICC and Aurora.

Strategic Rationale

Led by CEO Alejandro Antalich, a widely-recognized leader in the South American cannabis market with over 25 years of experience in the pharmaceutical sector, the acquisition of ICC will establish Aurora as the industry leader in South America, a continent with over 420 million people. ICC presently has over 70% market share in Uruguay, the first country in the world to legalize cannabis for adult consumer use. In addition, ICC holds licenses in Colombia for the production of medical cannabis.

The Transaction, once approved, creates a strong foundation for expansion, and will leverage ICC's first mover advantage in South America, bringing significant low-cost production capacity, a well-diversified product portfolio, and extensive distribution channels throughout South America and internationally.

ICC brings Aurora, among other strategic synergies, the following:

Significant, low-cost Capacity

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Significant expansion of low-cost production and processing capacity: ICC is expanding rapidly, with both established facilities and a number of projects nearing completion to bring the estimated production capacity to over 450,000 kg per annum, adding significant value to Aurora's funded footprint:

°	Two greenhouse facilities: currently operational - approximately 92,000 square feet
°	Three outdoor grow sites, with a potential total area of over 800 acres, 590 acres of which are in Uruguay and which are being prepared for cultivation start later this calendar year
°	Two facilities currently under construction, adding 124,000 square feet of greenhouse production in Colombia and a 1,000,000 sq ft facility in Uruguay

Strong Foundation to Capitalize on the Significant Global CBD Wellness Market Opportunity

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CBD Rich Production: Uruguay is the only country where regulations currently permit the cultivation of CBD-rich hemp on a commercial scale, allowing licensed producers to grow hemp with THC concentrations of up to 1%, providing a significant yield advantage over global competitors. ICC's deep background in pharma and the ability to grow low-cost CBD-rich hemp at very large scale, positions the companies exceptionally well to capitalize on global opportunities in the high-growth CBD wellness market.

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CBD Brand and Distribution: ICC recently launched its BIDIOL brand of CBD products, and is developing a broad international distribution network, including a presales agreement to export product to Mexico, a market with over 125 million people.

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Significant Extraction Capacity: ICC is progressing well towards the completion of a state-of- the-art large-scale extraction facility with capacity to process 150,000 kg of CBD feed per annum. Phase I of the facility is anticipated to be completed in October 2018, with the full facility online and operational by late 2018.

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Free Trade: ICC's new CBD extraction facility is strategically located approximately five minutes from the Canelones international airport and within Uruguay's "Science Park" free trade zone, exempting facility exports from any applicable local tax on exports and imports.

Science, High-margin Products and Strong Genetics

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The First South American GMP Compliant Science Lab: ICC is close to completing South America's first state-of-the-art cannabis science laboratory, designed to the highest international standards and in compliance with applicable GMP standards. Soon to be certified, the facility will provide an early mover advantage over other producers in South America. to drive sales to international cannabis markets.

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Product Diversification: ICC are leaders in South America, offering a broad portfolio of dried flower and higher margin products, including tablets, softcaps, ointments, creams, drops, infused syrups, and patches.

•	Genetics: ICC have secured a portfolio of high CBD strains that are exclusive to ICC in South America, and are highly sought after.

Anticipated benefits for ICC shareholders

In addition to the benefits described above, related to the combined entity, ICC shareholders will receive the following additional benefits:

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Premium: The Share Consideration represents a premium of approximately 34% on the 20 day volume-weighted average trading price of ICC Shares on the TSX-V for the period ending August 22, 2018, the last trading day prior to ICC issuing a news release in respect of a media report speculating as to a potential transaction involving the acquisition of ICC.

•	Liquidity: Aurora Shares are listed and posted for trading on the TSX, providing ICC shareholders with potentially greater liquidity.

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Aurora Shares: ICC shareholders, who will represent approximately 3.6% of outstanding Aurora Shares after giving effect to the Transaction, will have the opportunity to participate in the future potential increase in the value of Aurora, one of the world's largest vertically integrated cannabis companies with a well-developed international footprint across five continents.

Management Commentary

"ICC is an ideal partner for Aurora to establish leadership in the South American cannabis market, delivering clear first mover advantage on a continent with over 420 million people," said Terry Booth, CEO of Aurora. "ICC and its management team have shown exceptional vision and execution across production, expansion, distribution and product development. The company has a very strong management team with deep connections throughout the continent, which we believe will facilitate successful expansion into all South American markets."

Neil Belot, Chief Global Business Development Officer, added "ICC, as the first company globally to be federally legalized for the sale of cannabis for adult consumer use, is a trailblazer in, and has set the example for the responsible production and distribution to this exciting market. The ICC/Aurora combination is the trusted partner for governments and other stakeholders to develop opportunities in emerging South American cannabis markets. We are extremely excited to be working with Alejandro and the team at ICC, and look forward to jointly pursuing a wide variety of opportunities in the adult consumer use, medical and CBD wellness markets."

Alejandro Antalich, CEO of ICC added, "ICC was the first company in the world to receive a cannabis production license for adult consumer use, making Uruguay the first country globally in the modern era to legalize cannabis. This has provided us with significant early mover advantage. Combining with Aurora, its industry-leading plant, medical and product development science teams, broad international reach, and strong brands, positions us well to extend our leadership in the South American cannabis markets and the emerging global cannabis industry. The complementary nature of the two organizations and the shared philosophies made this an ideal match for us to realize our ambitious growth plans. This is a value-maximizing transaction that provides our shareholders with a significant premium and an exciting opportunity to participate in the upside of Aurora, one of the largest and fastest growing cannabis companies in the world. With multiple initiatives, such as our expanding international operations and our state-of-the-art science lab near to completion, it is time for ICC to move to the next level, and we believe that Aurora is an ideal partner to achieve this with."

Terms of the Transaction

The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the Arrangement). Under the terms of the Transaction, each shareholder of ICC (ICC Shareholder) will receive $1.95 per ICC Share, payable in Aurora Shares valued at the volume-weighted average trading price of Aurora Shares on the TSX during the 20 trading day period ending the second to last trading day on the TSX immediately prior to the Effective Date (as defined in the Arrangement Agreement), being the date the Transaction is completed (the Aurora Share Price).

Pursuant to the terms of the Transaction, based on the volume-weighted average trading price of Aurora Shares on the TSX during the 20 trading day period ending September 7, 2018 an ICC Shareholder would receive 0.2448 Aurora Shares for each ICC Share held, resulting in Aurora issuing approximately 36.2 million Aurora Shares (fully diluted, treasury method) in connection with the Transaction, representing approximately 3.6% of outstanding Aurora Shares after giving effect to the Transaction (actual number of shares received and issued will be based on the volume-weighted average trading price of Aurora Shares on the TSX during the applicable 20 day period preceding the completion of the Transaction).

The Transaction is subject to the approval of the Supreme Court of British Columbia and the approval of two-thirds of the votes cast by ICC Shareholders at a special meeting to be called of ICC Shareholders to approve the Transaction (the ICC Special Meeting).

Union Group International Holdings Limited (Union Group) has entered into a support agreement with Aurora to, among other things, vote the ICC Shares owned by it in favour of the Transaction and to otherwise support its completion, subject to the terms and conditions of such support agreement. Union Group holds approximately 29% of the issued and outstanding ICC Shares. All of the directors and senior officers of ICC (who hold in the aggregate approximately 0.4% of the issued and outstanding ICC Shares on a non-diluted basis) have entered into similar support agreements with Aurora pursuant to which they have agreed, among other things, to support the Transaction and vote their ICC Shares in favour of the Transaction.

The Transaction remains subject to certain other closing conditions including the receipt of certain approvals (including certain Uruguayan regulatory approvals and the consent of Aurora's lenders), and the satisfaction of certain customary closing conditions. Approval by shareholders of Aurora is not required.

The Board of Directors of ICC (the ICC Board) unanimously recommends that ICC Shareholders vote in favour of the resolution to approve the Arrangement, which will be the subject of the ICC Special Meeting expected to be held in the fourth quarter of 2018. The recommendation of the ICC Board is supported by a fairness opinion from each of Canaccord Genuity Corp. and INFOR Financial Inc. to the effect that, as of the date of each opinion, and subject to the assumptions, limitations and qualifications on which each such opinion is based, the consideration to be received by ICC Shareholders pursuant to the Transaction is fair, from a financial point of view, to such shareholders.

The Arrangement Agreement provides for, among other things, the ICC Board being able to consider a superior proposal in certain circumstances and a right in favour of Aurora to match any superior proposal. The Arrangement Agreement also provides for the payment by ICC of a termination fee of $9,500,000 in favour of Aurora in certain circumstances. In addition, the Arrangement Agreement provides that, under certain circumstances, where the Transaction is not completed because of the failure of Aurora to obtain certain consents, Aurora would be required to (i) reimburse ICC's expenses up to $750,000, and (ii) pay a reverse break fee to ICC in the amount of $1,250,000.

It is currently expected that, subject to receipt of all regulatory, court, shareholder and other approvals, and the satisfaction or waiver of all conditions, the Transaction will be completed in the fourth quarter of 2018.

Further information regarding the Transaction will be included in ICC's management information circular to be mailed to ICC Shareholders in advance of the ICC Special Meeting and in ICC's material change report in respect of the announcement of the Transaction, each of which will be filed with the Canadian securities regulators and will be available under ICC's profile at www.sedar.com.

Financial and Legal Advisors

Canaccord Genuity Corp. is acting as financial advisor to ICC and Norton Rose Fulbright Canada LLP is acting as legal counsel to ICC. INFOR Financial Inc. was also engaged by the ICC Board as an independent financial advisor to provide an independent fairness opinion in respect of the Transaction.
McMillan LLP is acting as legal counsel to Aurora.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Europe GmbH, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Capcium Inc. (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram.

About ICC

ICC is a fully licensed producer and distributor of medicinal cannabinoid extracts, recreational cannabis and industrial hemp products in Uruguay as well as a fully licensed producer of medicinal cannabis in Colombia. The Company has active operations in Uruguay, and is focused on becoming the worldwide leading producer of cannabinoid extracts, giving support and promoting responsible use for medicinal purposes, backed by scientific research and innovation, while following strict compliance with standards for quality and safety.

For more information, please visit www.icclabs.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to statements with respect to accretive earnings, future financial position and results of operations, anticipated benefits and costs synergies associated with the Transaction, internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, liquidity of Aurora Shares, effect of the Transaction on the combined company and its future strategy, plans, objectives, goals, targets and future developments, expectations for receipt of licenses to process or distribute cannabis in legal markets, the completion of any capital projects or expansions, the anticipated timing for the special meeting of ICC Shareholders and the closing of the Transaction, the anticipated consideration to be received by ICC Shareholders, the satisfaction of closing conditions including: (i) required ICC Shareholder approval; (ii) necessary court approval in connection with the Arrangement; (iii) certain termination rights available to the parties under the Arrangement Agreement; (iv) ICC obtaining the necessary approvals from the TSX-V; (v) Aurora obtaining necessary approvals from the TSX for the listing of the Aurora Shares issuable under the Transaction; (vi) the parties obtaining all requisite Uruguayan regulatory approvals; (vii) Aurora obtaining the necessary consent from its lenders; and (viii) other closing conditions, including, without limitation, the operation and performance of the ICC business in the ordinary course until the closing of the Transaction and compliance by ICC with various covenants contained in the Arrangement Agreement.

These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including assumptions regarding the expected growth, results of operations, performance, industry trends and growth opportunities for Aurora and ICC.

Forward-looking statements are based on the opinions and estimates of management of Aurora and ICC at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; a change in the volume-weighted average trading price of the Aurora Shares from the date hereof to the Effective Date; market or other events limiting the liquidity of the Aurora Shares; inability to realize anticipated synergies; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada and elsewhere generally; income tax and regulatory matters; the ability of ICC and Aurora to implement their business strategies; competition; crop failure; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive.

Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this news release are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, ICC or Aurora. In particular, there can be no assurance that the Transaction will be completed. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The foregoing share exchange ratio is for illustrative purposes only: the actual number of Aurora Shares to be received by ICC Shareholders will be determined based on the volume-weighted average trading price of Aurora Shares on the TSX during the 20 trading days preceding the date the Transaction is completed (with such 20 day period ending on the second last TSX trading day immediately preceding the date the Transaction is completed).

These forward-looking statements are made as of the date of this news release and neither ICC nor Aurora assumes any obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as expressly required by applicable law.

Neither TSX, nor TSX-V, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/10/c2587.html

%SEDAR: 00025675E

For further information: For Media concerning Aurora: Heather MacGregor, +1.416.509.5416,
heather.macgregor@auroramj.com, www.auroramj.com; For Media concerning ICC: Ian Robertson, Executive Vice President, Communication Strategy, Kingsdale Advisors, +1.416.867.2333 (Work), +1.647.621.2646 (Cell), irobertson@kingsdaleadvisors.com; For Aurora Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; For Aurora U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, +1.212.896.1233 / +1.212.896.1203, pcarlson@kcsa.com / ebarker@kcsa.com; For ICC Investors: Ian Robertson, Executive Vice President, Communication Strategy, Kingsdale Advisors, +1.416.867.2333 (Work), +1.647.621.2646 (Cell), irobertson@kingsdaleadvisors.com; Alejandro Antalich, Chief Executive Officer, 598.2900.0000 ext. 404, ir@icclabs.com CO:

Aurora Cannabis Inc.

CNW 07:30e 10-SEP-18